

January 7, 2013

Via E-mail
Craig M. Bernfield
Chief Executive Officer
Aviv REIT, Inc.
303 West Madison Street
Suite 2400
Chicago, IL 60606

Re: **Aviv REIT, Inc.**
        Amendment No. 1 to Registration Statement on Form S-11
        Filed December 31, 2012
        File No. 333-185532

Dear Mr. Bernfield:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Aviv REIT, Inc. Financial Statements as of and for the fiscal year ended December 31, 2011

Notes to Consolidated Financial Statements of Aviv REIT, Inc.

6. Lease Intangibles, page F-20

1.   We note your response to prior comment seven. Your response addresses input, process, and output related to operating the nursing facility, as opposed to leasing the nursing facility. You state that you establish a long-term leasing relationship with a tenant/operator at the time of acquisition, thus it would appear that there are no prior leasing operations in place as of the acquisition date. Please tell us what properties were acquired without leases in-place, and further explain to us how you determined that such properties acquired met the definition of a business in accordance with paragraphs 4 through 9 of ASC Topic 805-10-55.

Aviv Healthcare Properties Limited Partnership and Subsidiaries Financial Statements as of and for the fiscal year ended December 31, 2011

Notes to Consolidated Statements, page F-46

8. Partnership Equity and Incentive Program, page F-61

2.   We note your response to prior comment eight. Your response to prior comment 41 from our letter dated November 28, 2012 indicated that the amounts provided as distributions to the Partnership's partners within the footnotes were presented on a cash basis. Your most recent response contradicts this statement. Please advise or revise.

        You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3852 with any other questions.

                                        Sincerely,

                                        /s/ Michael McTiernan

                                        Michael McTiernan
                                        Assistant Director

cc: Robert L. Verigan
        Sidley Austin LLP